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Market Commentary

March 8, 2023

Equity markets retraced some of January's substantial gains in February as investors priced in a higher terminal fed funds rate on greater-than-expected job growth and inflation. The Consumer Price Index and PCE Price Index for January 2023 exceeded consensus, though both measures should continue to trend down in the coming months. Even so, fed fund futures now discount a more aggressive monetary tightening cycle and a peak rate of around +5.6 percent (up from +4.9 percent at the end of January), putting downward pressure on stock valuation multiples.

In terms of strategy, portfolios remain well diversified as we expect volatility to continue, particularly in the near term, as investors further assess the path of monetary policy and its impact on the economy and corporate earnings. January's risk-on rotation and a corresponding sell-off in the healthcare sector provided attractive buying opportunities, notably in pharmaceutical and HMO stocks. We have also selectively increased positions in technology, as earnings have stayed relatively resilient. On the other hand, we are reducing exposure to retailers and banks as we expect an economic slowdown to hit these two sectors the hardest.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

2023 Investment Seminars

The Sit Mutual Funds investment seminar series is back for the Summer of 2023. The series will include seminars on:

- Money, Investing and the Pursuit of Happiness
- Essential Terms, Documents and Laws to Know for Those Age 50 and Older
- Financial Psychology 101

For more details on the seminars and how to sign up, visit the *2023 Investment Seminar page*.

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

Capital Gains Distributions

Click here for 2022 capital gain distributions. Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.